ASIARIM CORPORATION
March 17, 2011
Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. Larry Spirgel Assistant Director
Dear Mr. Spirgel,
Re:
Asiarim Corporation (the "Company" or "Asiarim")
Form 10-K for the Fiscal Year Ended September 30, 2009, Filed January 12, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010, Filed August 19, 2010
File No. 333-147187
We refer to your letter dated February 2, 2011 in regard to the comments on above captioned matters. We hereby submit our replies below utilizing the same number reference.
Also, please note that we have filed the following edgarized files with the SEC today:
*	Amendment no. 3 to Form 10K/A No.3 for the annual report September 30, 2009; and
*	Amendment no. 1 to Form 10K/A No.1 for the quarterly report September 30, 2010.
Comment 1
In response to SEC comment, we have revised the disclosure and please refer to page 2 of Amendment no.3 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure.
Comment 2
In response to SEC comment, we have expand the disclosure and please refer to page 6 of the Amendment no. 3 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure.
Comment 3

CIC Europe B.V. was a subsidiary of Reunite in January 2009 and then became the Company's subsidiary in Jan 2010. We have added the reconcile wordings as follows: "... CIC Europe Holding B.V. a, then subsidiary of Reunite ..." Please refer to page 2 of the Amendment no. 3 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure.

Comment 4

In response to SEC comment, we have revised the number of employees and please refer to page 8 of the Amendment no. 3 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure.

Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779

ASIARIM CORPORATION
Comment 5

In response to SEC comment, we revised the heading and risk, and please refer to page 13 of the Amendment no. 3 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure relating to clarifying the title of the risk and explanation of the future risks.

Comment 6

In response to SEC comment, the joint venture company ("JV Company") with Ascenda is incorporated and set up in Hong Kong. The primary objective of setting up this JV company is to provide design, sourcing, development, procurement, trade financing and product support for certain computer and mobile (smart) phone products and other products under the "Commodore" brand name. The JV company is only conducting business in Hong Kong. The JV company is engaging independent consultants in P.R. China and Taiwan R.O.C., at the moment, to provide design and sourcing information to the benefit of the whole Group. If a suitable manufacturer candidate is identified, then the JV company will start to negotiate with that manufacturer, which may be based in P.R. China, Taiwan R.O.C. or Japan on a supply or manufacturing contract. We would then purchase the goods from the manufacturers which may be based in HK but with factories in P.R. China or Taiwan P.O.C. Thus we do not physically conduct any business in P.R. China or Taiwan R.O.C. when we source these goods. We only purchase the end product from these manufacturers with our and their agents through the international city of Hong Kong. Thus the Company does not believe that the risk factors regarding conducting a business operation in China is applicable to us.

In case the Company did really take part in the operation of a factory in P.C. China or Taiwan R.O.C., we will disclosure the relevant risk issues in the Risk Factor heading. However the risk factor regarding purchasing goods from third party manufacturers in China has been set out on page 22 of the Amendment no. 3 to Form 10K/A for the fiscal year ended September 30, 2009.

Comment 7

In response to SEC comment, we revised the disclosure about goodwill. Please refer to page F16 of the Amendment no. 3 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure.

Please refer to page F19 and F20 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.
Comment 8
In response to SEC comment, we revised our disclosure. Please refer to page F19 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.
Comment 9

As response to SEC comment, we provided additional discussion on the acquisition. Please refer to page F19 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.

Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779

ASIARIM CORPORATION
Comment 10

In respone to SEC comment, we have removed the proforma Balance Sheet disclosures. Please refer to page F20 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.

Comment 11

In respone to SEC comment, we revised pro forma consolidated statements of operations. Please refer to page F21 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.

Comment 12

In respone to SEC comment, we revised explanation on significant or unusaual pro forma results. Please refer to page F21 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.

Comment 13
In response to SEC comment, we reconciled our disclosure. Please refer to page F25 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.
The Company also acknowledges that:
*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For and on behalf of Asiarim Corporation /s/ Ben van Wijhe ________________________________ Ben van Wijhe President
c.c.	Ms. Kenya Gumbs, Staff Accountant Mr. Bob Littlepage, Accountant Branch Chief Mr. Ajay Koduri, Staff Attorney Ms. Celeste M. Murphy, Legal Branch Chief
Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779